UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 6, 2005

Commission File Number: 33398141

Burns, Philp & Company Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Australia ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Level 23 56 Pitt Street Sydney NSW 2000 Australia
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

                                            BURNS, PHILP & COMPANY LIMITED
                                            ABN 65 000 000 359

                                            LEVEL 23, 56 PITT STREET
                                            SYDNEY  NSW  2000
                                            GPO BOX 543
                                            SYDNEY  NSW  2001
                                            AUSTRALIA

                                            TEL: NATIONAL (02) 9259 1111
                                            TEL: INT’L +61 (2) 9259 1111
                                            FAX: (02) 9247 3272

                                            6 June 2005

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY  NSW  2000

Dear Mr Gates

CONVERTING PREFERENCE SHARES (BPCPA) - INTERIM DIVIDEND

In relation to the Converting Preference Shares issued by the Company and entitled by their terms to a cumulative preferential dividend of 7.5% per annum
("CPS Dividend"), payable quarterly, the Directors have resolved that, to the extent practicable to do so, future CPS Dividends will be:

(a) fully franked with Australian franking credits for the Australian financial year commencing 1 July 2005; and

(b) fully imputed with New Zealand imputation credits for the New Zealand imputation credit year starting 1 April 2005.

With respect to the CPS Dividend payable in this quarter:

1. The Directors have declared an unfranked interim dividend payable on the
Converting Preference Shares in respect of the period from 1 April 2005 to 30
June 2005 (91 days).  The amount payable in respect of each Converting
Preference Share for that period is $0.005610;

2. The Record Date for determining the entitlement to the dividend for the period to 30 June 2005 is 16 June 2005;

3. The dividend consists entirely of a Foreign Dividend Account amount no non-resident withholding tax is required to be deducted;

4. The dividend has been fully imputed with New Zealand imputation credits has no impact on shareholders who are not New Zealand residents); and

5. The dividend payment date is 30 June 2005.

Yours faithfully

/s/ Helen Golding

HELEN GOLDING
Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Burns, Philp & Company Limited

Date: June 6, 2005	By:	Helen Golding
	Name:	Helen Golding
	Title:	Company Secretary